iCoreConnect, Inc.

3554 W. Orange Country Club Drive, Suite 220

Winter Garden, Florida 34787

October 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

iCoreConnect, Inc.

Registration Statement on Forms S-1 (File No. 333-260260)

(the “Registration Statement”)

Ladies and Gentlemen:

iCoreConnect, Inc. (the “Registrant”,) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-260260) filed on October 15, 2021 (the “Registration Statement”), so that it may become effective on October 21, 2021, at 4:00 pm (EST) or as soon as practicable thereafter.

The Registrant hereby authorizes Philip J. Snyderburn, Esquire, of Snyderburn Rishoi & Swann LLP, to orally modify or withdraw this request for acceleration. Mr. Snyderburn’s contact information is 1920 North Orange Avenue, Suite 200, Orlando, Florida 32804; telephone: (407) 647-2005; email: psnyderburn@srslaw.net.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

iCoreConnect, Inc.

By:	/s/ Archit Shah
Name:	Archit Shah
Title:	Chief Financial Officer